November 20, 2024

J. Michael Dodson
Chief Financial Officer
Immersion Corporation
2999 N.E. 191st Street, Suite 610
Aventura, FL 33180

        Re: Immersion Corporation
            Form 10-K for Fiscal Year Ended December 31, 2023
            Form 8-K furnished August 20, 2024
            Form 8-K/A furnished August 26, 2024
            File No. 001-38334
Dear J. Michael Dodson:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K furnished August 20, 2024
Exhibit 99.1, page 1

1.     We note the measure Immersion Corporation standalone Non-GAAP stockholders
       equity, which excludes the portion of Barnes & Noble Education   s net
loss that is
       attributable to Immersion stockholders. As a result, this measure appears to substitute an individually tailored recognition method for those of GAAP. Please explain how you considered the guidance in Question 100.04 of the non-GAAP C&DIs or remove the measure.
Form 8-K/A furnished August 26, 2024
Item 9.01. Financial Statements and Exhibits, page 2

2. You state the unaudited pro forma combined financial information for the year ended
       December 31, 2023 is attached as Exhibit 99.2. While such information is included in this Exhibit for the six months ended June 30, 2024, the information for year ended
 November 20, 2024
Page 2

       December 31, 2023 is not. Please amend to include this information or advise. Refer to Rule 11-02(c)(2)(i) of Regulation S-X.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology